**Term sheet**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 165-A-I dated May 1, 2009*

**Term sheet to**
**Product Supplement No. 165-A-I**
**Registration Statement No. 333-155535**
**Dated July 26, 2010; Rule 433**

# JPMorgan Chase & Co.

| Structured Investments | JPMorgan Chase & Co. |
|---|---|
| | $ |
| | **Floating Rate Notes Linked to 3-Month USD LIBOR due August 20, 2025** |

## General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 20, 2025.
- With respect to each Interest Period, Interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 1.00% per annum, provided that such Interest Rate will not be greater than the Maximum Interest Rate of 7.25% per annum or less than the Minimum Interest Rate of 3.00% per annum.
- The notes are designed for investors who seek (a) quarterly interest payments that are linked to 3-Month USD LIBOR as determined on each Determination Date plus 1.00%, subject to the Maximum Interest Rate of 7.25% per annum and the Minimum Interest Rate of 3.00% per annum and (b) full principal protection at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Interest will be payable based on 90 days in each Interest Period and a 360-day year.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-I, will supersede the terms set forth in product supplement no. 165-A-I.**
- The notes are expected to price on or about August 17, 2010 and are expected to settle on or about August 20, 2010.

## Key Terms

| | |
|---|---|
| Maturity Date: | August 20, 2025. |
| Interest: | With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (90/360). |
| Interest Rate: | With respect to each Interest Period, a rate per annum equal to 3-Month USD LIBOR on each applicable Determination Date *plus* 1.00% per annum, provided that such rate will not be greater than the Maximum Interest Rate of 7.25% per annum or less than the Minimum Interest Rate of 3.00% per annum. |
| Minimum Interest Rate: | 3.00% per annum |
| Maximum Interest Rate: | 7.25% per annum |
| 3-Month USD LIBOR: | 3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page "LIBOR01" (or any successor page) under the heading "3Mo" at approximately 11:00 a.m., London time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under "Description of Notes — Interest — The Underlying Rates — LIBOR Rate" in the accompanying product supplement no. 165-A-I. |
| Determination Date: | Two London Business Days immediately prior to the beginning of the applicable Interest Period. |
| Interest Periods: | The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date. |
| Interest Payment Dates: | Interest will be payable quarterly in arrears on the 20th calendar day of each February, May, August and November (each such date, an "Interest Payment Date"), commencing November 20, 2010, to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed. |
| Payment at Maturity: | On the Maturity Date, you will receive your initial investment in the notes back *plus* any accrued and unpaid interest. |
| London Business Day: | Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close. |
| Business Day: | Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted. |
| CUSIP: | 48124AXM4 |

**Investing in the Floating Rate Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 165-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.**

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 165-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 165-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $25.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $35.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. Please see "Plan of Distribution" beginning on page PS-15 of the accompanying product supplement no. 165-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## J.P.Morgan

July 26, 2010

**Additional Terms Specific to the Notes**

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-I dated May 1, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-I dated May 1, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001788/e35283_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

**Supplemental Information Relating to the Terms of the Notes**

For purposes of the notes:

1.      Notwithstanding the description of Interest Rate in the accompanying product supplement no. 165-A-I, in no event will the Interest Rate be greater than the Maximum Interest Rate of 7.25% per annum.

2.      The following sentence will replace the last sentence of the first paragraph under "General Terms of Notes — Payment Upon an Event of Default" in the accompanying product supplement no. 165-A-I:

"In such case, interest will be calculated on the basis of a 360-day year and the actual number of days in such adjusted Interest Period and will be based on the Interest Rate on the Determination Date immediately preceding such adjusted Interest Period."

**Selected Purchase Considerations**

- **PRESERVATION OF CAPITAL AT MATURITY** — At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of 3-Month USD LIBOR during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — With respect to each Interest Period, a rate per annum equal to 3-Month USD LIBOR on each applicable Determination Date, *plus* 1.00%, provided that such rate will not be greater than the Maximum Interest Rate of 7.25% per annum or less than the Minimum Interest Rate of 3.00% per annum. Interest will be payable quarterly in arrears on the 20th calendar day of each February, May, August and November commencing November 20, 2010, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date that is fifteen (15) calendar days prior to the applicable Interest Payment Date. The quarterly interest payments are affected by, and contingent upon, 3-Month USD LIBOR, subject to the Maximum Interest Rate and the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I. Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments". We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

**Selected Risk Considerations**

- **THE AMOUNT OF EACH QUARTERLY INTEREST PAYMENT MAY BE BASED ON THE MINIMUM INTEREST RATE OF 3.00% PER ANNUM** — You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to 3-Month USD LIBOR, plus 1.00%, subject to the Minimum Interest Rate of 3.00% per annum and the Maximum Interest Rate of 7.25% per annum. Therefore, if 3-Month USD LIBOR is less than or equal to 2.00% for any Interest Period, the Interest Rate on your notes for such Interest Period will be equal to the Minimum Interest Rate of 3.00% per annum.

- **FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** — The rate of interest paid by us on the notes for each Interest Period will be equal to 3-Month USD LIBOR plus 1.00% subject to the Minimum Interest

Rate and the Maximum Interest Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 3.00% per annum or greater than the Maximum Interest Rate of 7.25% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period may be equal to 3.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **THE INTEREST RATE ON THE NOTES IS BASED ON 3-MONTH USD LIBOR OVER WHICH WE HAVE NO CONTROL —** 3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE** — With respect to any Determination Date, if 3-Month USD LIBOR plus 1.00% is greater than the Maximum Interest Rate of 7.25% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $72.50 per $1,000 principal amount note per annum prorated on a 360 day basis with 90 days in each Interest Period, regardless of the performance of 3-Month USD LIBOR. In other words, if 3-Month USD LIBOR is greater than or equal to 6.25%, your Interest Rate will be capped at 7.25% per annum.

- **THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM** — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than you would be if you purchased a note with a shorter term. Specifically, you may be negatively affected under certain circumstances in which interest rates are affected. For example, if interest rates begin to rise, the market value of your notes will decline because the Interest Rate applicable to a specific Interest Period may be less than that applicable to a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.50% per annum, but a debt security issued in the then current market could yield an interest rate of 5.50% per annum, your note would be less valuable if you tried to sell that note in the secondary market.

- **THERE MAY BE CHANGES IN BANKS' INTER-BANK LENDING RATE REPORTING PRACTICES OR THE METHOD PURSUANT TO WHICH 3-MONTH USD LIBOR IS DETERMINED —** Concerns have been expressed that some of the member banks surveyed by the British Banker's Association ("BBA") in connection with the calculation of daily London Interbank Offered Rates, including 3-Month USD LIBOR, may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputation or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the London Interbank Offered Rates being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in London Interbank Offered Rates (including 3-Month USD LIBOR). In addition, the BBA announced that it may change the London Interbank Offered Rates rate-fixing process by increasing the number of banks surveyed to set a London Interbank Offered Rates. The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar London Interbank Offered Rates after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the London Interbank Offered Rates are determined may result in a sudden or prolonged increase in the reported London Interbank Offered Rates (including 3-Month USD LIBOR).

- **3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS** — The amount of interest payable on notes will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
  - changes in, or perceptions, about future 3-Month USD LIBOR levels;
  - general economic conditions in the United States;
  - prevailing interest rates; and
  - policies of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **3-MONTH USD LIBOR MAY BE VOLATILE** — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
  - supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectations regarding the level of price inflation;
  - sentiment regarding credit quality in the U.S. and global credit markets;
  - central bank policy regarding interest rates;
  - inflation and expectations concerning inflation; and

- performance of capital markets.

Decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing or an Interest Rate of 3.00% and thus in the reduction of interest payable on the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and the hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of 3-Month USD LIBOR;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the spread of 1.00%, the Minimum Interest Rate of 3.00% per annum and the Maximum Interest Rate of 7.25% per annum. The hypothetical 3-Month USD LIBORs and interest payments set forth in the examples on the following page are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

| Hypothetical 3-Month USD LIBOR | Spread | Hypothetical Interest Rate |
|---|---|---|
| 10.00% | 1.00% | 7.25%* |
| 9.50% | 1.00% | 7.25%* |
| 9.00% | 1.00% | 7.25%* |
| 8.50% | 1.00% | 7.25%* |
| 8.00% | 1.00% | 7.25%* |
| 7.50% | 1.00% | 7.25%* |
| 7.00% | 1.00% | 7.25%* |
| 6.50% | 1.00% | 7.25%* |
| 6.25% | 1.00% | 7.25% |
| 6.00% | 1.00% | 7.00% |
| 5.50% | 1.00% | 6.50% |
| 5.00% | 1.00% | 6.00% |
| 4.50% | 1.00% | 5.50% |
| 4.00% | 1.00% | 5.00% |
| 3.50% | 1.00% | 4.50% |
| 3.00% | 1.00% | 4.00% |
| 2.50% | 1.00% | 3.50% |
| 2.00% | 1.00% | 3.00% |
| 1.50% | 1.00% | 3.00%** |
| 1.00% | 1.00% | 3.00%** |
| 0.50% | 1.00% | 3.00%** |
| 0.00% | 1.00% | 3.00%** |
| -0.50% | 1.00% | 3.00%** |
| -1.00% | 1.00% | 3.00%** |
| -1.50% | 1.00% | 3.00%** |
| -2.00% | 1.00% | 3.00%** |
| -2.50% | 1.00% | 3.00%** |

\* The Interest Rate cannot be greater than the Maximum Interest Rate of 7.25% per annum.
\*\* The Interest Rate cannot be less than the Minimum Interest Rate of 3.00% per annum.

## Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table on the previous page are calculated and reflect that each Interest Period consists of 90 days.

**Example 1: 3-Month USD LIBOR is 3.00%.** The Interest Rate is 4.00% per annum calculated as follows:

$$3.00\% + 1.00\% = 4.00\%$$

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 4.00\% \times (90/360) = \$10.00$$

**Example 2: 3-Month USD LIBOR is 7.00%.** Because 3-Month USD LIBOR of 7.00% plus 1.00% exceeds the Maximum Interest Rate of 7.25% per annum, the Interest Rate is the Maximum Interest Rate of 7.25% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 7.25\% \times (90/360) = \$18.13$$

**Example 3: 3-Month USD LIBOR is 0.50%.** Because 3-Month USD LIBOR of 0.50% plus 1.00% is less than the Minimum Interest Rate of 3.00% per annum, the Interest Rate is the Minimum Interest Rate of 3.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 3.00\% \times (90/360) = \$7.50$$

## Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 4, 2000 through July 26, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page "LIBOR01" at approximately 11:00 a.m., London time on July 26, 2010 was 0.48750%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Determination Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any Interest Payments over the Minimum Interest Rate.



**Source: Bloomberg Financial Markets**

## Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. See "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 165-A-I.